Exhibit 99.1

Oculis Holding AG

Unaudited Condensed Consolidated Interim Financial Statements

Oculis Holding AG, Zug

Unaudited Condensed Consolidated Interim Statements of Financial Position

(in CHF thousands)

		As of March 31,	As of December 31,
	Note	2024	2023
ASSETS

Non-current assets
Property and equipment, net		259	288
Intangible assets	6	12,206	12,206
Right-of-use assets		719	755
Other non-current assets		87	89
Total non-current assets		13,271	13,338

Current assets
Other current assets	8	4,371	8,488
Accrued income	8	1,138	876
Short-term financial assets	10	55,572	53,324
Cash and cash equivalents	10	24,361	38,327
Total current assets		85,442	101,015

TOTAL ASSETS		98,713	114,353

EQUITY AND LIABILITIES

Shareholders' equity
Share capital		367	366
Share premium		288,387	288,162
Reserve for share-based payment	9	7,520	6,379
Actuarial loss on post-employment benefit obligations		(1,072)	(1,072)
Cumulative translation adjustments		(296)	(327)
Accumulated losses		(215,873)	(199,780)
Total equity		79,033	93,728

Non-current liabilities
Long-term lease liabilities		411	431
Long-term payables		378	378
Defined benefit pension liabilities		738	728
Total non-current liabilities		1,527	1,537

Current liabilities
Trade payables		1,174	7,596
Accrued expenses and other payables	12	8,358	5,948
Short-term lease liabilities		182	174
Warrant liabilities	11	8,439	5,370
Total current liabilities		18,153	19,088

Total liabilities		19,680	20,625

TOTAL EQUITY AND LIABILITIES		98,713	114,353

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Oculis Holding AG, Zug

Unaudited Condensed Consolidated Interim Statements of Loss

(in CHF thousands, except loss per share data)

		For the three months ended March 31,
	Note	2024	2023
Grant income	7. (A) / 8	222	229
Operating income		222	229
Research and development expenses	7. (B)	(10,856)	(6,148)
General and administrative expenses	7. (B)	(4,694)	(4,042)
Merger and listing expense	2 / 7. (B)	-	(34,863)
Operating expenses		(15,550)	(45,053)

Operating loss		(15,328)	(44,824)

Finance income	7. (C)	581	33
Finance expense	7. (C)	(41)	(1,279)
Fair value adjustment on warrant liabilities	7. (C) / 11	(3,069)	422
Foreign currency exchange gain (loss)	7. (C)	1,794	(243)
Finance result		(735)	(1,067)

Loss before tax for the period		(16,063)	(45,891)

Income tax expense		(30)	(124)

Loss for the period		(16,093)	(46,015)

Loss per share:
Basic and diluted loss attributable to equity holders	15	(0.44)	(3.57)

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Oculis Holding AG, Zug

Unaudited Condensed Consolidated Interim Statements of Comprehensive Loss

(in CHF thousands)

	For the three months ended March 31,
	2024	2023
Loss for the period	(16,093)	(46,015)

Other comprehensive profit/(loss):
Items that will not be reclassified to profit or loss:
Actuarial gains/(losses) of defined benefit plans	-	(53)
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences	31	(1,994)
Other comprehensive profit/(loss) for the period	31	(2,047)

Total comprehensive loss for the period	(16,062)	(48,062)

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Oculis Holding AG, Zug

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

(in CHF thousands, except share numbers)

	Legacy Oculis share capital			Legacy Oculis treasury shares		Oculis share capital
	Note	Shares	Share capital	Shares	Treasury shares	Shares	Share capital	Share premium	Reserve for share-based payment	Cumulative translation adjustment	Actuarial loss on post-employment benefit obligations	Accumulated losses	Total
Balance as of December 31, 2022 (as previously reported)		3,406,771	340	(100,000)	(100)	-	-	10,540	2,771	(300)	(264)	(110,978)	(97,991)
Retroactive application of the recapitalization due to the business combination	2	487,951	(301)	(14,323)	99	-	-	202	-	-	-	-	-
Balance as of January 1, 2023 (effect of the recapitalization)		3,894,722	39	(114,323)	(1)	-	-	10,742	2,771	(300)	(264)	(110,978)	(97,991)
Loss for the period		-	-	-	-	-	-	-	-	-	-	(46,015)	(46,015)
Other comprehensive profit:
Actuarial gain on post-employment benefit obligations		-	-	-	-	-	-	-	-	-	(53)	-	(53)
Foreign currency translation differences		-	-	-	-	-	-	-	-	(1,994)	-	-	(1,994)
Total comprehensive loss for the period		-	-	-	-	-	-	-	-	(1,994)	(53)	(46,015)	(48,062)
Share-based compensation expense	9	-	-	-	-	-	-	-	145	-	-	-	145
Conversion of Legacy Oculis ordinary shares and treasury shares into Oculis ordinary shares	2	(3,894,722)	(39)	114,323	1	3,780,399	38	-	-	-	-	-	-
Conversion of Legacy Oculis long-term financial debt into Oculis ordinary shares	2	-	-	-	-	16,496,603	165	124,637	-	-	-	-	124,802
Issuance of ordinary shares to PIPE investors	2	-	-	-	-	7,118,891	71	66,983	-	-	-	-	67,054
Issuance of ordinary shares under CLA	2	-	-	-	-	1,967,000	20	18,348	-	-	-	-	18,368
Issuance of ordinary shares to EBAC shareholders	2	-	-	-	-	3,370,480	33	35,492	-	-	-	-	35,525
Transaction costs related to the business combination	2	-	-	-	-	-	-	(4,997)	-	-	-	-	(4,997)
Balance as of March 31, 2023		-	-	-	-	32,733,373	327	251,205	2,916	(2,294)	(317)	(156,993)	94,844

Balance as of January 1, 2024		-	-	-	-	36,649,705	366	288,162	6,379	(327)	(1,072)	(199,780)	93,728
Loss for the period		-	-	-	-	-	-	-	-	-	-	(16,093)	(16,093)
Other comprehensive loss:
Foreign currency translation differences		-	-	-	-	-	-	-	-	31	-	-	31
Total comprehensive loss for the period		-	-	-	-	-	-	-	-	31	-	(16,093)	(16,062)
Share-based compensation expense	9	-	-	-	-	-	-	-	1,141	-	-	-	1,141
Stock options exercised	9	-	-	-	-	90,590	1	225	-	-	-	-	226
Balance as of March 31, 2024		-	-	-	-	36,740,295	367	288,387	7,520	(296)	(1,072)	(215,873)	79,033

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Oculis Holding AG, Zug

Unaudited Condensed Consolidated Interim Statements of Cash Flows

(in CHF thousands)

		For the three months ended March 31,
	Note	2024	2023
Operating activities
Loss before tax for the period		(16,063)	(45,891)

Non-cash adjustments:
- Financial result		(1,695)	2,028
- Depreciation of property and equipment		29	35
- Depreciation of right-of-use assets		44	28
- Share-based compensation expense	9	1,141	145
- Interest expense on Series B and C preferred shares		-	1,266
- Interests on lease liabilities		9	10
- Post-employment (benefits)/loss		10	(37)
- Non-realized foreign exchange differences		24	54
- Fair value adjustment on warrant liabilities	11	3,069	(422)
- Merger and listing expense	2	-	34,863
Working capital adjustments:
- De/(Increase) in other current assets	8	4,135	94
- De/(Increase) in accrued income	8	(262)	(254)
- (De)/Increase in trade payables		(6,422)	(2,157)
- (De)/Increase in accrued expenses and other payables	12	2,271	(5,389)
- (De)/Increase in other operating assets/liabilities		-	(16)

Interest received		535	37
Interest paid		(10)	(13)
Taxes paid		(10)	-
Net cash outflow from operating activities		(13,195)	(15,619)

Investing activities
Payment for short-term financial assets, net	10	(2,047)	-
Net cash outflow from investing activities		(2,047)	-

Financing activities
Proceeds from the shares issued to PIPE investors	2	-	67,054
Proceeds from the shares issued to CLA investors	2	-	18,368
Proceeds from EBAC non-redeemed shareholders	2	-	12,014
Transaction costs related to the business combination	2	-	(2,139)
Proceeds from stock options exercised	9	226	-
Principal payment of lease obligation		(45)	(27)
Net cash inflow from financing activities		181	95,270

Increase/(Decrease) in cash and cash equivalents		(15,061)	79,651

Cash and cash equivalents, beginning of period	10	38,327	19,786
Effect of foreign exchange rate changes		1,095	(2,985)
Cash and cash equivalents, end of period	10	24,361	96,452

Net cash and cash equivalents variation		(15,061)	79,651

Supplemental non-cash financing information
Transaction costs recorded in accrued expenses and other payables		435	2,624

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Oculis Holding AG, Zug

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.
CORPORATE INFORMATION

Oculis Holding AG (“the Company” or “Oculis”) is a stock corporation (“Aktiengesellschaft”) with its registered office at Bahnhofstrasse 7, CH-6300, Zug, Switzerland. It was incorporated under the laws of Switzerland on October 31, 2022.

As of March 31, 2024, the Company controlled six wholly-owned subsidiaries: Oculis Operations GmbH (“Oculis Operations”) with its registered office in Lausanne, Switzerland, which was incorporated in Zug, Switzerland on December 27, 2022, Oculis ehf (“Oculis Iceland”), which was incorporated in Reykjavik, Iceland on October 28, 2003, Oculis France Sàrl (“Oculis France”) which was incorporated in Paris, France on March 27, 2020, Oculis US, Inc. (“Oculis US”) with its registered office in Newton MA, USA, which was incorporated in Delaware, USA, on May 26, 2020, Oculis HK, Limited (“Oculis HK”) which was incorporated in Hong Kong, China on June 1, 2021 and Oculis Merger Sub II Company (“Merger Sub 2”) which was incorporated in the Cayman Islands on January 3, 2023 and subsequently dissolved on April 18, 2024. The Company and its wholly-owned subsidiaries form the Oculis Group (the “Group”). Prior to the Business Combination (as defined in Note 2), Oculis SA (“Legacy Oculis”), which was incorporated in Lausanne, Switzerland on December 11, 2017, and its wholly-owned subsidiaries Oculis Iceland, Oculis France, Oculis US and Oculis HK, formed the Oculis group. On July 6, 2023, Legacy Oculis merged with and into Oculis Operations, and the separate corporate existence of Legacy Oculis ceased. Oculis Operations is the surviving company and remains a wholly-owned subsidiary of Oculis.

The purpose of the Company is the research, study, development, manufacture, promotion, sale and marketing of biopharmaceutical products and substances as well as the purchase, sale and exploitation of intellectual property rights, such as patents and licenses, in the field of ophthalmology. As a global biopharmaceutical company, Oculis is developing treatments to save sight and improve eye care with breakthrough innovations. The Company’s differentiated pipeline includes candidates for topical retinal treatments, topical biologics and disease modifying treatments.

2.
BUSINESS COMBINATION AND FINANCING ACTIVITIES

Business combination with European Biotech Acquisition Corp (“EBAC”)

On March 2, 2023, the Company consummated a business combination with EBAC (the “Business Combination”) pursuant to the Business Combination Agreement (“BCA”) between Legacy Oculis and EBAC dated as of October 17, 2022. The Company received gross proceeds of CHF 97.6 million or $103.7 million, comprising CHF 12.0 million or $12.8 million of cash held in EBAC’s trust account and CHF 85.6 million or $90.9 million from private placement (“PIPE”) investments and conversion of notes issued under Convertible Loan Agreements (“CLA”) into Oculis' ordinary shares. In connection with the Business Combination, Oculis was listed on the Nasdaq Global Market with the ticker symbol “OCS” for its ordinary shares and “OCSAW” for its public warrants.

PIPE and CLA financing in March 2023

In connection with the BCA, EBAC entered into subscription agreements with the PIPE investors for an aggregate of 7,118,891 shares of EBAC Class A ordinary shares at CHF 9.42 or $10.00 per share for aggregate gross proceeds of CHF 67.1 million or $71.2 million.

In connection with the BCA, Legacy Oculis and the investor parties thereto entered into CLAs pursuant to which the investor lenders granted Legacy Oculis a right to receive an interest free convertible loan with certain conversion rights with substantially the same terms as the PIPE investors. Following the mergers, Oculis assumed the CLAs and the lenders exercised their conversion rights in exchange for 1,967,000 ordinary shares at CHF 9.42 or $10.00 per share for aggregate gross proceeds of CHF 18.5 million or $19.7 million.

Together, the PIPE and CLA financing resulted in aggregate gross cash proceeds of CHF 85.6 million or $90.9 million to Oculis in exchange for 9,085,891 ordinary shares.

Merger and listing expense

The Business Combination was accounted for as a capital re-organization in the first quarter of 2023 within the scope of IFRS 2 Share-based Payment, as EBAC did not meet the definition of a business in accordance with IFRS 3 Business Combinations. Any excess of the fair value of the Company’s shares issued over the fair value of EBAC’s identifiable net assets acquired represented compensation for the service of a stock exchange listing. This expense was incurred in the first quarter of 2023 and amounted to CHF 34.9 million, which was expensed to the statement of loss as operating expenses, “Merger and listing expense”. The expense is non-recurring in nature and represented a share-based payment made in exchange for a listing service and does not lead to any cash outflows.

Earnout consideration

As a result of the BCA, Legacy Oculis preferred, ordinary and option holders (collectively “equity holders”) received consideration in the form of 3,793,995 earnout shares and 369,737 earnout options with an exercise price of CHF 0.01.

The earnout consideration is subject to forfeiture in the event of a failure to achieve the price targets during the earnout period defined as follows: (i) 1,500,000, (ii) 1,500,000 and (iii) 1,000,000 earned based on the achievement of post-acquisition closing share price targets of Oculis of $15.00,

$20.00 and $25.00, respectively, in each case, for any 20 trading days within any consecutive 30 trading day period commencing after the acquisition closing date and ending on or prior to March 2, 2028 (the “Earnout period”). A given share price target described above will also be deemed to be achieved if there is a change of control, as defined in the BCA, transaction of Oculis during the earnout period.

Public offering of ordinary shares

On June 5 and June 13, 2023, the Company closed the issuance and sale in a public offering of 3,654,234 ordinary shares at a public offering price of CHF 10.45 or $11.50 per share, for total gross proceeds of CHF 38.2 million or $42.0 million before deducting underwriting discounts, commissions and offering expenses.

3.
BASIS OF PREPARATION AND CHANGES TO THE GROUP’S ACCOUNTING POLICIES
(A)
Going concern

The Group's accounts are prepared on a going concern basis. The Board of Directors believes that with the proceeds from the Business Combination, the June 2023 public offering and the April 2024 Icelandic financing transaction discussed in Note 17 “Subsequent Events”, the Group has the ability to meet its financial obligations for at least the next 12 months.

The Company is a late-clinical stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the biotech and pharmaceutical industry, (iii) successfully move its product candidates through clinical and regulatory development, and (iv) attract and retain key personnel. The Company’s success is subject to its ability to be able to raise capital to support its operations. Shareholders should note that the long-term viability of the Company is dependent on its ability to raise additional capital to finance its future operations. The Company will continue to evaluate additional funding through public or private financings, debt financing or collaboration agreements. The Company cannot be certain that additional funding will be available on acceptable terms, or at all. If the Company is unable to raise additional capital when required or on acceptable terms, it may have to (i) significantly delay, scale back or discontinue the development of one or more product candidates; (ii) seek collaborators for product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (iii) relinquish or otherwise dispose of rights to product candidates that the Company would otherwise seek to develop itself, on unfavorable terms.

(B)
Statement of compliance

These unaudited condensed consolidated interim financial statements as of March 31, 2024 and for the three months ended March 31, 2024 and 2023, have been prepared in accordance with International Accounting Standard ("IAS"), IAS 34 - Interim Financial Reporting. They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In the opinion of the Company, the accompanying unaudited condensed consolidated interim financial statements present a fair statement of its financial information for the interim periods reported.

Prior to consummation of the Business Combination on March 2, 2023, the audited consolidated financial statements as of and for the year ended December 31, 2022 were issued for Legacy Oculis and its subsidiaries. Legacy Oculis became a wholly-owned subsidiary of the Company as a result of the Business Combination. In accordance with the BCA and described in Note 2, Oculis issued 3,780,399 ordinary shares to Legacy Oculis shareholders in exchange for 3,306,771 Legacy Oculis ordinary shares (after cancellation of 100,000 Legacy Oculis treasury shares) at the Exchange Ratio. The number of ordinary shares, and the number of ordinary shares within the loss per share held by the shareholders prior to the Business Combination have been adjusted by the Exchange Ratio to reflect the equivalent number of ordinary shares in the Company.

(C)
Functional currency

The interim condensed consolidated financial statements of the Group are expressed in Swiss Francs (“CHF”), which is the Company’s functional and the Group’s presentation currency. The functional currency of the Company's subsidiaries is the local currency except for Oculis Iceland whose functional currency is CHF.

Assets and liabilities of foreign operations are translated into CHF at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at average exchange rates. The exchange differences arising on translation for consolidation are recognized in other comprehensive income.

4.
SUMMARY OF MATERIAL ACCOUNTING POLICIES, CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES
(A)
Material accounting policies

There have been no material changes to the material accounting policies that have been applied by the Group in its audited consolidated financial statements as of and for the year ended December 31, 2023, included in Form 20-F filed with the SEC on March 19, 2024 and available at www.sec.gov.

(B)
Critical judgments and accounting estimates

In preparing these unaudited condensed consolidated interim financial statements, the critical accounting estimates, assumptions and judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied and discussed in the audited consolidated financial statements for the year ended December 31, 2023.

(C)
Accounting policies, new standards, interpretations, and amendments adopted by the Group

The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2023.

There are no new IFRS Accounting Standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2024, that are relevant to the Group and that have had any impact in the interim period. In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, which provides requirements for the presentation and disclosure of information in general purpose financial statements. The standard is effective for periods beginning on or after January 1, 2027. The Company is in the process of evaluating whether IFRS 18 will have a material effect on the consolidated financial statements. New standards, amendments to standards and interpretations that are not yet effective, which have been deemed by the Group as currently not relevant, are not listed here.

5.
SEGMENT INFORMATION

The Company is managed and operated as one business. A single management team that reports to the Chief Executive Officer comprehensively manages the entire business and accordingly, the Company has one reporting segment.

The table below provides the carrying amount of certain non-current assets, by geographic area:

in CHF thousands	Switzerland		Iceland		Others		Total
	As of March 31, 2024	As of December 31, 2023	As of March 31, 2024	As of December 31, 2023	As of March 31, 2024	As of December 31, 2023	As of March 31, 2024	As of December 31, 2023
Intangible assets	12,206	12,206	-	-	-	-	12,206	12,206
Property and equipment, net	14	17	227	253	18	18	259	288
Right-of-use assets	-	-	661	687	58	68	719	755
Total	12,220	12,223	888	940	76	86	13,184	13,249

6.
INTANGIBLE ASSETS

Intangible assets as of March 31, 2024 and as of December 31, 2023 were CHF 12.2 million and represent licenses purchased under license agreements with Novartis and Accure. The Novartis license agreement was dated as of December 19, 2018 between Oculis and Novartis and relates to a novel topical anti-TNFα antibody, renamed OCS-02 (Licaminlimab), for ophthalmic indications. The license agreement between Oculis and Accure, dated as of January 29, 2022, relates to the exclusive global licensing of its OCS-05 (formerly ACT-01) technology. The Company intends to advance the development of OCS-05 with a focus on multiple ophthalmology neuroprotective applications.

7.
INCOME AND EXPENSES

(A)
Grant income

Grant income reflects reimbursement of research and development expenses and income from certain research projects managed by Icelandic governmental institutions. Certain expenses qualify for incentives from the Icelandic government in the form of tax credits or cash reimbursements. Icelandic government grant income for the three months ended March 31, 2024 and 2023 was CHF 0.2 million.

(B)
Operating expenses

The tables below show the breakdown of the Operating expenses by category:

in CHF thousands	For the three months ended March 31,
	Research and development expenses		General and administrative expenses		Total operating expenses
	2024	2023	2024	2023	2024	2023
Personnel expense	1,736	1,124	2,236	1,193	3,972	2,317
Payroll	1,285	1,076	1,546	1,096	2,831	2,172
Share-based compensation	451	48	690	97	1,141	145
Operating expenses	9,120	5,024	2,458	2,849	11,578	7,873
External service providers	8,971	4,902	1,816	1,510	10,787	6,412
Other operating expenses	94	66	624	1,332	718	1,398
Depreciation of property and equipment	25	28	4	7	29	35
Depreciation of right-of-use assets	30	28	14	-	44	28
Merger and listing expense(1)	-	-	-		-	34,863
Total	10,856	6,148	4,694	4,042	15,550	45,053

(1) Merger and listing expense is presented separately from research and development or general and administrative expenses on the unaudited condensed consolidated statements of loss. The item relates to the BCA and is non-recurring in nature, representing a share-based payment made in exchange for a listing service.

The increase in external service providers for research and development expenses is related to clinical trial related expenses as a result of the Company's active clinical trials, mainly the ongoing OCS-01 DME DIAMOND-1 and DIAMOND-2 Phase 3 Stage 2 clinical trials, OPTIMIZE-2 Phase 3 clinical trial and OCS-02 RELIEF Phase 2b clinical trial.

(C)
Finance result

The table below shows the breakdown of the finance result by category:

in CHF thousands	For the three months ended March 31,
	2024	2023
Finance income	581	33
Finance expense	(41)	(1,279)
Fair value adjustment on warrant liabilities	(3,069)	422
Foreign currency exchange gain (loss)	1,794	(243)
Finance result	(735)	(1,067)

Finance expense in 2023 represented mainly interest related to the preferred dividend owed to the holders of Legacy Oculis preferred Series B and C shares incurred prior to the Business Combination. Preferred Series B and C shares qualified as liabilities under IAS 32 - Financial instruments: Presentation and the related accrued dividends as interest expense. The preferred Series B and C shares were fully converted to ordinary shares at the closing of the Business Combination on March 2, 2023 (refer to Note 2).

Finance income consists primarily of interest income earned from the Company's short-term financial assets.

Refer to Note 11 for further discussions of the fair value gain/(loss) on warrant liabilities. The foreign currency exchange gain (loss) is primarily related to fluctuations of U.S. dollar and Euro against Swiss Franc impacting our cash and short-term financial assets balances. In 2024 the U.S. dollar strengthened against the Swiss Franc leading to foreign exchange gains on short term financial assets and cash balances, whereas 2023 foreign exchange loss mainly related to the revaluation of the U.S. dollar-denominated long-term liability.

8.
OTHER CURRENT ASSETS AND ACCRUED INCOME

The table below shows the breakdown of the Other current assets by category:

in CHF thousands	March 31, 2024	December 31, 2023
Prepaid clinical and technical development expenses	3,026	6,748
Prepaid general and administrative expenses	1,165	1,412
VAT receivable	180	328
Total	4,371	8,488

The decrease in prepaid clinical and technical development expenses as of March 31, 2024 compared to prior quarter relates to the commencement of significant clinical trials in the fourth quarter of 2023 accompanied by significant start up fees invoices.

The table below shows the movement of the Accrued income for the three months ended March 31, 2024 and 2023:

in CHF thousands	2024	2023
Balance as of January 1,	876	912
Accrued income recognized during the period	222	229
Foreign exchange revaluation	40	24
Balance as of March 31,	1,138	1,165

Accrued income is generated by incentives for research and development offered by the Icelandic government in the form of tax credits for innovation companies. The aid in Iceland is granted as a reimbursement of paid income tax or paid out in cash when the tax credit is higher than the calculated income tax. The tax credit is subject to companies having a research project approved as eligible for tax credit by the Icelandic Centre for Research (Rannís).

9.
SHARE-BASED COMPENSATION

2023 Employee Stock Option and Incentive Plan

On March 2, 2023, the Company adopted the 2023 Employee Stock Option and Incentive Plan (“2023 ESOP”) which allows for the grant of equity incentives, including share-based options, stock appreciation rights (“SARs”), restricted shares and other awards. The 2023 ESOP lays out the details for the equity incentives for talent acquisition and retention purposes.

Each grant of share-based options made under the 2023 ESOP entitles the grantee to acquire ordinary shares with payment of the exercise price in cash. The Company intends to settle any SARs granted in equity. For each grant of share-based options or SARs, the Company issues a grant notice, which details the terms of the award, including number of shares, exercise price, vesting conditions and expiration date. The terms of each grant are set by the Board of Directors.

Option awards and SARs

The fair value of option awards and SARs is determined using the Black-Scholes option-pricing model. The weighted average grant date fair value for awards granted during the three months ended March 31, 2024 was CHF 8.36 or $9.56 per share. The weighted average grant date fair value for awards granted during the three months ended March 31, 2023 was CHF 4.68 or $5.12 per share.

The Black-Scholes fair value of SARs was determined using assumptions that were not materially different from those used to value options. The following assumptions were used in the Black-Scholes option pricing model for determining the value of options and SARs granted during the three months ended March 31, 2024 and 2023:

	For the three months ended March 31,
	2024	2023
Weighted average share price at the date of grant (1)	USD 12.16 (CHF 10.63)	USD 7.85 (CHF 7.18)
Expected volatility (%) (2)	93.00	68.70
Expected term (years) (3)	6.25	6.25
Range of risk-free interest rate (%) (1)(4)	3.91-4.30	3.53
Dividend yield (%)	0.00	0.00

(1) Following the NASDAQ listing, the equity award exercise price is denominated in USD and the applicable risk-free interest rate has been adjusted accordingly.

(2) The expected volatility was derived from the historical stock volatilities of comparable peer public companies within the Company’s industry.

(3) The expected term represents the period that share-based awards are expected to be outstanding.

(4) The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the measurement date with maturities approximately equal to the expected term.

The following table summarizes the Company’s stock option and SAR activity under the 2023 ESOP for the three months ending March 31, 2024 and 2023:

	For the three months ended March 31, 2024			For the three months ended March 31, 2023
	Number of awards (1)	Weighted average exercise price (1) (CHF)	Range of expiration dates	Number of awards (1)	Weighted average exercise price (1) (CHF)	Range of expiration dates
Outstanding as of January 1,	3,466,210	4.50	2027-2033	1,762,949	2.39	2027-2031
Options granted(2)	270,582	10.63	2034	1,449,500	7.18	2028-2033
SARs granted	—	—	—	134,765	7.18	2033
Earnout options granted	—	—	—	369,737	0.01	2028
Forfeited(3)	(55,928)	6.80	2032-2033	—	—	—
Exercised(3)	(90,590)	2.50	2027-2032	—	—	—
Outstanding as of March 31,	3,590,274	4.96	2028-2034	3,716,951	4.19	2027-2033

(1) Retroactive application of the recapitalization effect due to the BCA, the Exchange Ratio was applied to the number of awards and the weighted average exercise price was divided by the same exchange ratio.

(2) Pursuant to the BCA, all outstanding and unexercised options to purchase Legacy Oculis ordinary shares were assumed by Oculis and each option was replaced by an option to purchase ordinary shares of Oculis (the “Converted Options”). The exchange of Legacy Oculis 2018 Plan options for converted 2023 Plan options is not reflected in the table above. Refer to Note 2 - Business Combination and Financing Activities for further details.

(3) Forfeited amount includes earnout options forfeited during the quarters ended March 31, 2024 and 2023. No SARs had been exercised or forfeited during the quarters ended March 31, 2024 and 2023.

The number of options that were exercisable at March 31, 2024 and 2023 were 1,482,230 and 998,703, respectively. Excluding earnout options, which have an exercise price of CHF 0.01, options outstanding as of March 31, 2024 have exercise prices ranging from CHF 1.76 to CHF 11.91. The weighted average remaining contractual life of options and SARs outstanding as of March 31, 2024 and December 31, 2023 was eight years.

Restricted shares awards

Each restricted share granted under the 2018 ESOP was immediately exercised and the expense was recorded at grant date in full. The Company is holding call options to repurchase shares diminishing ratably on a monthly basis over three years from grant date. For each grant of restricted shares, the Company issues a grant notice, which details the terms of the grant, including the number of awards, repurchase right start date and expiration date. The terms of each grant are set by the Board of Directors. Restricted shares are granted and expensed at fair value. No restricted shares were awarded under the 2023 ESOP during the three months ended March 31, 2024 and 2023. As of March 31, 2024, 1,125,624 restricted shares were not subject to repurchase out of total 1,186,932 restricted shares exercised, compared to 1,088,838 as of December 31, 2023.

Share-based compensation expense

The total expense recognized in the statement of loss for share options granted amounted to CHF 1.1 million for the three months ended March 31, 2024 and CHF 0.1 million for the three months ended March 31, 2023. The reserve for share-based payment increased from CHF 6.4 million as of December 31, 2023 to CHF 7.5 million as of March 31, 2024.

Earnout options

As a result of the BCA, Legacy Oculis preferred, ordinary and option holders (collectively “equity holders”) received consideration in the form of 3,793,995 Earnout shares and 369,737 Earnout options with an exercise price of CHF 0.01. As of March 31, 2024 the price targets had not yet been achieved. Refer to Note 2.

10.
CASH AND CASH EQUIVALENTS AND SHORT-TERM FINANCIAL ASSETS

The table below shows the breakdown of the cash and cash equivalents and short-term financial assets by currencies:

in CHF thousands	Cash and cash equivalents		Short-term financial assets
by currency	As of March 31, 2024	As of December 31, 2023	As of March 31, 2024	As of December 31, 2023
Swiss Franc	5,157	19,144	45,532	33,532
US Dollar	15,128	16,610	9,016	15,148
Euro	3,907	2,020	1,024	4,644
Iceland Krona	146	542	-	-
Other	23	11	-	-
Total	24,361	38,327	55,572	53,324

Short-term financial assets consist of fixed term bank deposits with maturities between three and six months.

11.
WARRANT LIABILITIES

As of March 2, 2023, the Company recognized the warrant liabilities at fair value of CHF 2.1 million. For the three months ended March 31, 2024, the Company recognized a fair value loss in the unaudited condensed interim statement of loss of CHF 3.1 million leading to an increase of the warrant liability to CHF 8.4 million as of March 31, 2024 due to higher share price. There were no warrant exercises during the three months ended March 31, 2024 and 2023.

The fair value of the public warrants traded in active markets is based on the quoted market prices at the end of the reporting period for such warrants. Since the private placement warrants have identical terms to the public warrants, the Company determined that the fair value of each private placement warrant is equivalent to that of each public warrant. Public warrant instruments are included in Level 1 and private warrants in Level 2 in the fair value hierarchy. Warrants were classified as short-term liabilities given the Company cannot defer the settlement for at least 12 months.

The movement of the warrant liability is illustrated below:

	2024		2023
in CHF thousands (except number of warrants)	Warrant liabilities	Number of outstanding public and private warrants	Warrant liabilities	Number of outstanding public and private warrants
Balance as of January 1,	5,370	4,254,096	-	-
Issuance of warrants	-	-	2,136	4,403,294
Fair value (gain)/loss on warrant liability	3,069	-	(422)	-
Balance as of March 31,	8,439	4,254,096	1,714	4,403,294

12.
ACCRUED EXPENSES AND OTHER PAYABLES

The table below shows the breakdown of the Accrued expenses and other payables by category:

in CHF thousands	As of March 31, 2024	As of December 31, 2023
Product development related expenses	3,756	2,801
Personnel related expenses	3,023	2,301
General and administration related expenses	1,485	765
Other payables	94	81
Total	8,358	5,948

13.
COMMITMENTS AND CONTINGENCIES

Research and development commitments

The Group conducts product research and development programs through collaborative projects that include, among others, arrangements with universities, contract research organizations and clinical research sites. Oculis has contractual arrangements with these organizations. As of March 31, 2024, commitments for external research projects amounted to CHF 49.5 million, compared to CHF 50.5 million as of December 31, 2023, as detailed in the schedule below.

in CHF thousands	As of March 31, 2024	As of December 31, 2023
Within one year	23,402	23,625
Between one and five years	26,097	26,867
Total	49,499	50,492

14.
SHAREHOLDERS’ EQUITY
(A)
Conditional capital

The conditional capital at March 31, 2024 amounts to a maximum of CHF 173,468.43 split into 17,346,843 ordinary shares, in connection with the potential future issuances of:

•
Conditional share capital for new bonds and similar debt instruments:

CHF 50,000.00 through the issuance of a maximum of 5,000,000 fully paid up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of convertible rights and/or option rights or warrants, new bonds and similar debt instruments.

•
Conditional share capital in connection with employee benefit plans:

CHF 77,226.02 through the issuance of a maximum of 7,722,602 fully paid up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of option rights or other equity-linked instruments granted to any employee, consultant or member of the Board of Directors of Oculis.

As of March 31, 2024, 90,590 options have been exercised and associated ordinary shares have been issued using the conditional share capital for employee benefit plans (refer to Note 9). These shares were not registered yet in the commercial register as of balance sheet date.

•
Conditional share capital for EBAC public and private warrants:

CHF 42,541.38 through the issuance of a maximum of 4,254,138 fully paid up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of warrants.

•
Conditional share capital for earnout options:

CHF 3,701.03 through the issuance of a maximum of 370,103 fully paid up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of option rights or other equity-linked instruments granted to any employee, consultant or member of the Board of Directors of Oculis.

(B) Capital band

The Company has a capital band between CHF 367,894.66 (lower limit) and CHF 546,305.50 (upper limit). The Company may effect an increase of the Company’s share capital in a maximum amount of CHF 178,410.84 by issuing up to 17,841,084 ordinary shares with a par value of CHF 0.01 each out of the Company’s capital band. The Board of Directors is authorized to increase the share capital to the upper limit or decrease the share capital to the lower limit at any time and as often as required until March 2, 2028. The follow on offering for 3,654,234 shares during the second quarter of 2023 was issued from this capital band.

15.
LOSS PER SHARE

The following table sets forth the loss per share calculations for the three months ended March 31, 2024 compared to the three months ended March 31, 2023.

	For the three months ended March 31,
	2024	2023
Net loss for the period attributable to Oculis shareholders - in CHF thousands	(16,093)	(46,015)
Loss per share
Weighted-average number of shares used to compute basic and diluted loss per share	36,621,162	12,879,944

Basic and diluted net loss per share for the period, ordinary shares	(0.44)	(3.57)

The variation in the weighted-average number of shares used to compute basic and diluted loss per share is related to the capital reorganization following the BCA in March 2023 and the follow-on offering in June 2023.

Since the Company has a loss for all periods presented, basic net loss per share is the same as diluted net loss per share. Potentially dilutive securities that were not included in the diluted loss per share calculations because they would be anti-dilutive were as follows:

	As of March 31, 2024	As of March 31, 2023
Share options issued and outstanding	3,220,537	3,347,214
Earnout options	369,737	369,737
Share and earnout options issued and outstanding	3,590,274	3,716,951
Restricted shares subject to repurchase	61,308	208,447
Earnout shares	3,793,995	3,793,995
Public warrants	4,102,397	4,251,595
Private warrants	151,699	151,699
Total	11,699,673	12,122,687

16.
RELATED PARTY DISCLOSURES

Key management, including the Board of Directors and the executive management team, compensation were:

in CHF thousands	For the three months ended March 31,
	2024	2023
Salaries, cash compensation and other short-term benefits	966	674
Pension	92	86
Share-based compensation	915	52
Total	1,973	812

Salaries, cash compensation and other short-term benefits include social security and board member fees.

The number of individuals reported as key management was increased from 5 to 8 for the three months ended March 31, 2024 as compared to the three months ended March 31, 2023. The number of individuals reported for the Board of Directors increased from 3 to 6 for the three months ended March 31, 2024 as compared to the three months ended March 31, 2023.

17.
SUBSEQUENT EVENTS

On April 22, 2024, the Company completed a financing with gross proceeds of approximately CHF 53.5 million or $58.8 million, consisting of the issuance of 5,000,000 of ordinary shares at a purchase price of CHF 10.70 or $11.75 per share in a U.S. registered direct offering (the “Financing”), and the approval of a prospectus required for the listing of its ordinary shares on the Nasdaq Iceland Main Market by the Central Bank of Iceland, Financial Supervision. Oculis believes that the net proceeds from the Financing, together with its current cash, cash equivalents and short-term investments, will be sufficient to fund operations and capital expenditure requirements into the second half of 2026. In connection with this transaction, the Company incurred approximately CHF 0.3 million of transaction related costs during the three months ended March 31, 2024, of which CHF 0.1 million were capitalized as other current assets.

On April 18, 2024 the Company completed the dissolution of Merger Sub 2 which had been incorporated in the Cayman Islands on January 3, 2023. During the third quarter of 2023, the Company gave effect in its financial statements to the impending dissolution of Merger Sub 2 in its financial statements. As a result, the cumulative translation adjustments related to Merger Sub 2 previously reported as equity and recognized in other comprehensive income were reclassified from equity to the Consolidated Statement of Loss for the year ended December 31, 2023. The resulting foreign exchange impact of such reclassification amounted to CHF 5.0 million for the year ended December 31, 2023.